Akttyva Therapeutics, Inc.

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents



Independent Accountant's Review Report

Katya Tsaioun
Akttyva Therapeutics, Inc.
Eastham, MA

We have reviewed the accompanying financial statements of Akttyva Therapeutics, Inc. (the company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards*

for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Akttyva Therapeutics, Inc. (the company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
January 5, 2022


Akttyva Therapeutics, Inc.

Balance Sheet

As of December 31, 2021 and 2020


	2021	2020
	$	**$**
Assets		
Current Assets		
Cash and cash equivalents	420,402	4,423
Total Current Assets	420,402	4,423
Total Assets	420,402	4,423
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued expenses		
Trade accounts payable	2,501	555
Interest payable	1,134	
Total Accounts payable and accrued expenses	3,635	555
Deferred grant income	230,487	
Total Current Liabilities	234,122	555
Noncurrent Liabilities		
Convertible Notes Payable	200,000	
Total Noncurrent Liabilities	200,000	
Total Liabilities	434,122	555
Stockholders' Equity		
Equity		
Common Stock, authorized 10,000,000 shares; 7,500,000 shares issued and outstanding at December 31, 2021 and 6,000,000 shares issued and outstanding as at December 31, 2020; par value of $0.0001 per share	750	600
Additional paid-in capital	27,677	7,677
Accumulated Deficit	(42,147)	(4,409)
Total Stockholders' Equity	(13,720)	3,868
Total Liabilities & Stockholders' Equity	420,402	4,423


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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.



Akttyva Therapeutics, Inc.

Statement of Operations

For the years ended December 31, 2021 and 2020


	2021	2020
	$	**$**
Net Income (Loss)		
Operating Expenses		
General and administrative		
Rent	500	-
Legal and other professional fees and services	18,014	-
Memberships and licenses	4,444	1,066
Laboratory reagents	9,801	2,526
Fundraising	1,825	777
Office supplies	99	7
Communications and information technology	744	36
Other general and administrative	15	1
Meals and entertainment	198	-
Total General and administrative	35,640	4,413
Other operating expense		
Taxes other than income taxes	1,148	-
Total Operating Expenses	36,788	4,413
Operating Income (Loss)	(36,788)	(4,413)
Other Income (Expense)		
Interest income	184	4
Interest expense	(1,134)	-
Net Income (Loss)	(37,738)	(4,409)


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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Akttyva Therapeutics, Inc.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2021 and 2020

	Common Stock Shares	Common Stock Amount $	Additional Paid-In Capital $	Accumulated Deficit $	Total Stockholders' Equity $
Net income (loss)	0	-	-	(4,409)	(4,409)
Proceeds from CEO APIC	0	-	7,677	-	7,677
Issuance of common stock	6,000,000	600	-	-	600
Balance at December 31, 2020	6,000,000	600	7,677	(4,409)	3,868
Net income (loss)	0	-	-	(37,738)	(37,738)
Proceeds from CEO APIC	0	-	20,000	-	20,000
Issuance of common stock	1,500,000	150	-	-	150
Total	7,500,000	750	27,677	(42,147)	(13,720)

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See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Akttyva Therapeutics, Inc.

Statement of Cash Flows

For the years ended December 31, 2021 and 2020

	2021 $	2020 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(37,738)	(4,409)
Increase (decrease) in operating liabilities, net of effects of businesses acquired	3,080	555
Net Cash Provided by (Used in) Operating Activities	(34,658)	(3,854)
Cash Flows from Financing Activities		
Proceeds from NSF Grant	230,487	-
Proceeds from issuance of common stock	150	600
Proceeds from issuance of convertible notes	200,000	-
Proceeds from CEO Additional Paid-In Capital	20,000	7,677
Net Cash Provided by (Used in) Financing Activities	450,637	8,277
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	415,979	4,423
Cash, cash equivalents, and restricted cash at beginning of year	4,423	-
Cash, Cash Equivalents, and Restricted Cash at End of Year	420,402	4,423

Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	420,402	4,423

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Akttyva Therapeutics, Inc.

Notes to the Financial Statements

For the years ended December 31, 2021 and 2020

1. Summary of significant accounting policies

a. Nature of operations

Akttyva Therapeutics, Inc. (the company) is a biotech corporation founded by a team of pharmaceutical industry executives, scientists and entrepreneurs to develop targeted therapeutics for vascular leak disorders. The Company was incorporated in the state of Delaware on October 22, 2020.

The Company is currently looking to raise capital for continuing research via an equity crowdfunding campaign expected to be launched in early 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. At December 31, 2021 and 2020, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company does not have cash in bank deposit accounts in excess of federal insured limits.

e. Long-term debt

Non-interest-bearing debt is carried at its amortized cost using the effective interest rate method.

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Akttyva Therapeutics, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

f. Fair value of financial instruments

Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

g. Comprehensive income

The company does not have any comprehensive income items other then net income.

h. Income Taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Akttyva Therapeutics, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Massachusetts and Delaware.

i. Subsequent events

i. Subsequent events evaluated to date statements issued

Subsequent events and transactions have been evaluated by management through January 5, 2022, the date the financial statements were issued. Material subsequent events, if any, are disclosed in a separate note to these financial statements.

ii. No subsequent events identified

Management evaluated all activity of the company through January 5, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

2. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

3. Convertible notes payable

In November 2021, the Company issued a convertible note purchase agreement to offer up to $2,000,000 in convertible promissory notes to accredited investors. The notes bear interest at 6% per annum and mature two years from the date of issuance. In the event that the Company sells equity securities for a purchase price of at least $3,000,000 then the outstanding principal and unpaid interest on the note will automatically convert to a number of shares of capital stock equal to the lesser of 80% of the price per share sold to other investors or the per share price arrived at by dividing $10,000,000 by the aggregate number of shares of fully-diluted common stock as exists at the time of the financing. If the notes have not been converted or paid as of the maturity date, then the note holders may convert the outstanding principal and unpaid interest into shares of the Company's common stock at a price per share determined by dividing

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Akttyva Therapeutics, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

a $10,000,000 valuation cap by the Company's full-diluted capitalization as of the maturity date.

The Company sold two $100,000 promissory notes under the terms of the purchase agreement during 2021. The $200,000 in outstanding principal has been classified as long-term debt on the Company's balance sheet at December 31, 2021. The Company has recognized accrued interest expense in its 2021 statement of operations and had accrued interest outstanding of $1,134 as of December 31, 2021.

Principal repayments on long-term debt over the next five years are as follows:

	$
2022	
2023	200,000
2024	
2025	
2026	
Subsequent	
Total	200,000

4. Deferred grant income - NSF grant

On November 30, 2021, the Company was awarded a National Science Foundation ("NSF") grant to develop their AIDE-360 platform that uses AI-assisted identification of small molecules for targeted repair of vascular barrier dysfunctions and facilitates the rational design of therapeutics addressing vascular leak disorders. The total grant amounts was for $255,487 and is a fixed amount award covering a period of performance from December 1, 2021 through November 30, 2022. The grant is budgeted with $115,688 allocated to salaries and wages, $95,947 allocated for other direct costs, $23,138 for indirect costs, and $16,714 for fees. All funds from the grant were made immediately accessible by the Company, except for $25,000 that will be made available following submission of the final project report and NSF approval.

The Company received the available grant amount of $230,487 in 2021 and has not incurred any expenses for reimbursement. As the funds are for reimbursement of future expenditures, this balance has been classified as deferred income on the balance sheet at December 31, 2021. The income from the grant will be recognized in the periods when the costs are incurred.

5. Stockholders' equity

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall

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Akttyva Therapeutics, Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020

have authority to issue is 10,000,000 shares with a $0.0001 par value per share. As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 7,500,000 and 6,000,000, respectively.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.